SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Public Held Company

Corporate Taxpayer’s ID (CNPJ/MF) 01.545.826/0001-07

Corporate Registry ID (NIRE) 35300147952

MATERIAL FACT

Gafisa S.A. (“Company”), in compliance with the provisions set forth in CVM Instruction no. 358/02, as amended, hereby discloses to its shareholders and the market that the Company’s Board of Directors, in the meetings held on December 5 and 13, 2011, which Minutes were duly registered at the Commercial Registry of the State of São Paulo (“JUCESP”) respectively on December 14 and 16, 2011, approved the Second Issuance of Commercial Papers, in two series, to public distribution with restricted placement efforts, accordingly to the CVM Instruction no. 476/09, as amended, in the total amount of two hundred and thirty million reais (R$ 230.000.000,00) (“Commercial Papers” and “Offering”).

The underwriting and distribution process is being managed by a consortium of financial institutions with Banco Bradesco BBI S.A. as the lead underwriter (“Bradesco BBI” or “Lead Underwriter”), and Banco Citibank S.A. as the underwriter (“Citibank” and, together with the Lead Underwriter, the “Underwriters”). The Offering will be destined exclusively to qualified investors and the Commercial Papers can only be subscribed by a maximum of twenty (20) qualified investors, pursuant to the section 3 of CVM Instruction 476/09.

The funds raised from the Commercial Notes will be used as working capital for general purposes of the Company.

São Paulo, December 19th, 2011.

Alceu Duilio Calciolari

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 19, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer